CUSIP No. 16949H102	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ChinaNet Online Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

16949H102

(CUSIP Number)

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No. 16949H102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS HANDONG CHENG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,139,760
	8	SHARED VOTING POWER 7,519,912
	9	SOLE DISPOSITIVE POWER 2,139,760
	10	SHARED DISPOSITIVE POWER 7,519,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,659,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.38%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 16949H102	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of ChinaNet Online Holdings, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer's principal executive offices is No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu Tuspark, Haidian District, Beijing, People’s Republic of China 100195.

Item 2.	Identity and Background.

(a), (f) This Schedule 13D is filed by Handong Cheng, a citizen of the People’s Republic of China (the “Reporting Person”).

(b) The business address of the Reporting Person is China Net Online Media Group Limited (“China Net”), No. 3 Min Zhuang Road, Building 6, Yu Quan Hui Gu, Tuspark, Haidian District, Beijing, People’s Republic of China.

(c) The principal occupation of the Reporting Person is President and Chief Executive Officer, and director of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

No consideration was paid by the Reporting Person.  2,000,000 shares of the Issuer’s common stock was awarded to the Reporting Person by the Board of Directors as compensation for services.

Item 4.	Purpose of Transaction

The shares were awarded to the Reporting Person as compensation for services.

Item 5.	Interest in Securities of the Company.

(a) The Reporting Person beneficially owns 9,659,672 shares of common stock, representing approximately 33.38% of the total issued and outstanding shares of Common Stock (based on 28,880,130 shares of Common Stock issued and outstanding). Of this amount, 2,139,760 shares are directly owned by the Reporting Person, of which 2,079,920 are shares of common stock and the remaining 59,840 are shares underlying options outstanding that are exercisable in the next 60 days.  The remaining 7,519,912 shares are owned by Rise King Investments Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“Rise King”).  As a shareholder of Rise King, the Reporting Person may be deemed to have shared beneficial ownership over the shares of common stock owned by Rise King.

(b) The Reporting Person has sole voting and dispositive power over the 2,139,760 shares of Common Stock that he beneficially owns.  The Reporting Person may be deemed to share voting and dispositive power over the shares owned by Rise King.

CUSIP No. 16949H102	Page 4 of 5 Pages

(c) Other than the acquisition of the 2,000,000 shares of Common Stock reported on this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

None

CUSIP No. 16949H102	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2015

:	/s/ Handong Cheng
Handong Cheng